EXHIBIT 99.1

Osisko Gold Royalties to Acquire Barkerville Gold Mines

Creation of North Spirit Discovery Group

MONTRÉAL, Sept. 23, 2019 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko”) (OR: TSX & NYSE) is pleased to announce that it has entered into a definitive agreement (the "Arrangement Agreement") with Barkerville Gold Mines Ltd. ("Barkerville") (TSXV: BGM), pursuant to which Osisko has agreed to acquire all of the issued and outstanding common shares of Barkerville that it does not currently own, by way of a plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia).  Concurrent to the Arrangement, Osisko also announces the formation of the North Spirit Discovery Group, the next step in the evolution of Osisko’s accelerator business that Osisko pioneered over the last five years, with the goal of privatizing and surfacing value in resource development projects.

Under the terms of the Arrangement, each shareholder of Barkerville (excluding Osisko) will receive 0.0357 (the "Exchange Ratio") of a common share of Osisko for each share of Barkerville held. The Exchange Ratio implies consideration of C$0.58 per Barkerville share, based on the closing price of Osisko shares on the Toronto Stock Exchange (TSX) on September 20, 2019, representing a 44% premium based on both companies’ trailing 20-day volume weighted average price (VWAP) as at September 20, 2019. The Exchange Ratio implies a total equity value of approximately C$338 million on a fully-diluted in the money basis, inclusive of Barkerville shares held by Osisko.

Upon completion of the transaction, current Osisko and Barkerville shareholders will hold approximately 91% and 9% of Osisko shares outstanding, respectively.

Sean Roosen, chair of the board and CEO of Osisko, stated: “The addition of the Cariboo Gold project to our portfolio adds a potentially world-class asset in Canada in an impacted brownfield site with significant infrastructure in place. Osisko and Barkerville will take advantage of their combined mine building, exploration, permitting, development and construction expertise to advance the Cariboo gold project. Osisko expects to fund planned work through available liquidity, future revenue from royalties and streams, project debt as well as outside private equity and joint venture capital through the creation of the North Spirit Discovery Group.”

In 2018, Osisko generated $82.2 million in operating cash flow at 89.5% cash margin1 and $46.1 million at 89.5% cash margin in the first six months of 2019. Osisko currently has over $800 million in financial capacity, including a $500 million available revolving credit facility.

Benefits to Barkerville Shareholders:

  Immediate and significant premium of 44% based on both companies’ 20-day VWAPs;

  Continued exposure to the Cariboo project in a broader, more diversified company;

  Acceleration and enhancement of development of the Cariboo project by leveraging Osisko’s proven technical team;

  Certainty of funding through Osisko’s strong balance sheet and access to capital to advance the Cariboo project on-schedule;
  Direct exposure to a high gold price environment through Osisko’s strong and growing cash flows; and
  Osisko shares offer substantially greater trading liquidity and an attractive dividend.

Benefits to Osisko Shareholders:

  Greater exposure to a unique, high quality advanced development project in Canada with world-class potential;

  Allows Osisko to drive the development strategy and provides greater certainty with respect to the timeline to production for the Cariboo project;

  Ability to achieve stronger shareholder returns through full ownership and control, as compared to Osisko’s current equity position in a Barkerville stand-alone development scenario;

  Meaningfully accretive on a net asset value basis for Osisko;

  Further enhances Osisko’s peer leading growth profile; and

  Substantially increases cash flow and net asset value contribution from Canada.

Creation of the North Spirit Discovery Group

Concurrent to the Arrangement, Osisko announces the creation of the North Spirit Discovery Group (“North Spirit Discovery”), its new project development platform. North Spirit Discovery is the next step in the evolution of Osisko’s accelerator business that Osisko pioneered over the last five years, with the goal of privatizing and surfacing value in resource development projects. Through this platform, Osisko will leverage its industry-leading technical team with a proven track record of creating value through resource discovery, project development and mine operation.  North Spirit Discovery aims to become a leading resource development and finance company with the assistance of joint venture partners and/or private equity capital.

Particulars of the Transaction

Under the terms of the Arrangement Agreement, holders ("Barkerville Shareholders") of the common shares of Barkerville (the "Barkerville Shares") will be entitled to receive 0.0357 of a common share of Osisko (each whole share, an "Osisko Share") in exchange for each Barkerville Share held immediately prior to the effective time of the Arrangement, representing an implied offer price of C$0.58 per Barkerville Share based on Osisko's closing price as of September 20, 2019 on the TSX and a premium of 44% based on both companies’ trailing 20-day VWAP as at September 20, 2019 (being the last trading day prior to the announcement of the Arrangement).

The Arrangement will require the approval of Barkerville Shareholders at a special meeting expected to take place in November 2019 (the "Barkerville Meeting"). In order to become effective, the Arrangement must be approved at the Barkerville Meeting by (i) at least 66⅔ percent of the votes cast by Barkerville Shareholders, and (ii) a simple majority of the minority held in accordance with Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions. Directors and officers of Barkerville and certain Barkerville Shareholders holding approximately 17.9% of the issued and outstanding Barkerville Shares have entered into voting and support agreements with Osisko in support of the Arrangement. The board of directors of Barkerville, on the recommendation of its independent special committee, has unanimously approved the Arrangement and will recommend that Barkerville Shareholders vote FOR the Arrangement.

The Arrangement Agreement includes representations, warranties and covenants typical of a transaction of this nature, including with respect to non-solicitation, a right to match, and a fiduciary-out. In addition, Barkerville has agreed to pay a termination fee of C$9.8 million to Osisko upon the occurrence of certain events. The Arrangement Agreement, which describes the full particulars of the Arrangement, will be made available on SEDAR under the issuer profile of Barkerville at www.sedar.com.

Osisko holds approximately 32.6% of the outstanding Barkerville Shares, accordingly, the Arrangement will be a non-arm’s length transaction for the purposes of the policies of the TSXV and a "business combination" under Multilateral Instrument 61-101.

Osisko has also agreed to provide Barkerville with a C$7 million unsecured bridge loan (the "Bridge Loan") to allow Barkerville to continue to advance the exploration and development of the Cariboo gold project. The Bridge Loan will have an interest rate of 10% per annum and a term to maturity of six months. The Bridge Loan may be increased to C$13 million, subject to approval of both Osisko and Barkerville.

It is anticipated that the Arrangement will be completed in November 2019. Further information regarding the Arrangement will be contained in a management information circular that Barkerville will prepare, file and mail to the Barkerville securityholders in connection with the Barkerville Meeting. All securityholders are urged to read the information circular once available as it will contain additional important information concerning the Arrangement.

Board of Director’s Recommendation and Voting Support

The Arrangement has been unanimously approved by the Board of Directors of both Barkerville and Osisko. Mr. Sean Roosen noted his conflict as a Director of both Osisko and Barkerville and recused himself from the negotiations leading up to this announcement.  The Arrangement was negotiated on behalf of Osisko by a special committee of independent Directors of Osisko (the “Osisko Special Committee”).

The Arrangement was negotiated on behalf of Barkerville by a special committee of independent Directors of Barkerville (the “Barkerville Special Committee”). In reaching its conclusions, the Board of Directors received the unanimous recommendation of the Barkerville Special Committee and two fairness opinions with respect to the consideration to be received by Barkerville Shareholders.

Advisors and Counsel

National Bank Financial is acting as exclusive financial advisor to Osisko. Bennett Jones LLP is acting as legal counsel to Osisko and the Osisko Special Committee.

Maxit Capital LP is acting as financial advisor to Barkerville. Fasken Martineau DuMoulin LLP is acting as special legal counsel to Barkerville and the Barkerville Special Committee. The Barkerville Special Committee also retained PI Financial Corp. to prepare a fairness opinion.  Maxit Capital LP and PI Financial Corp. each provided a fairness opinion to Barkerville’s Special Committee and Board of Directors, to the effect that, as of the date of such opinions, the consideration to be received by holders of Barkerville common shares (excluding Osisko), is fair, from a financial point of view, to such holders, in each case, subject to the respective limitations, qualifications and assumptions set forth in such opinions. The written fairness opinions from Maxit Capital LP and PI Financial Corp. will be set out in the Barkerville management information circular.

Conference Call Details

Osisko will host a conference call on Monday, September 23, 2019 at 8:30 am EDT to discuss the transaction announced in this press release.

Those interested in participating in the conference call should dial in at 1 (877) 223-4471 (North American toll free), or 1 (647) 788-4922 (international). An operator will direct participants to the call.

The conference call replay will be available from 11:30 am EDT on September 23, 2019 until 11:59 pm EDT on September 30, 2019 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1 (416) 621-4642, access code 9988832.

1 Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. The calculation of cash margins excludes offtakes.

About Barkerville Gold Mines Ltd.

Barkerville Gold mines Ltd. is focused on developing its extensive mineral rights package located in the historical Cariboo Mining District of central British Columbia. Barkerville's Cariboo Gold Project mineral tenures cover 1,950 square kilometres; along a strike length of 67 kilometres which includes several past producing placer and hard rock mines, making it one of the most well-endowed land packages in British Columbia. Since the management change in mid-2015, the Corporation has unlocked the fundamental structural controls of gold mineralization. Barkerville’s brownfields exploration team is focused on developing and delineating a mineable resource within the 8 kilometers of principle project area located near the town of Wells, British Columbia. Barkerville’s greenfields team is developing quality exploration assets throughout the remaining land package through systematic, scientific, exploration. The operation's team is focused on completing required studies in order to permit underground mining on Cow and Island Mountains.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 32.6% interest in Barkerville Gold Mines Ltd. and a 4% NSR royalty on the Cariboo Gold project, a 19.9% interest in Falco Resources Ltd and a 16.4% interest in Osisko Mining Inc.

Osisko is a corporation incorporated under the laws of the Province of Québec, with its head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact:

Osisko Gold Royalties Ltd
Joseph de la Plante
Vice President, Corporate Development
300-1100 avenue des Canadiens-de-Montréal
Montreal, Québec, Canada
Tel. (514) 940-0670
jdelaplante@osiskogr.com

Barkerville Gold Mines Ltd.
Chris Lodder
President and Chief Executive Officer
155 University Avenue, Suite 1410
Toronto, Ontario, Canada
Tel: (416) 775-3671
clodder@barkervillegold.com

Forward-looking Statements

This Osisko and Barkerville joint press release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation. Such statements concern Osisko's and Barkerville's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "pro-forma", "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might", "be taken", "occur" or "be achieved". Such forward-looking information may include, without limitation, statements regarding the completion and expected benefits of the proposed business combination and other statements that are not historical facts. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the businesses and markets in which each of Osisko and Barkerville operate, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Assumptions upon which forward-looking statements relating to the business combination have been made include that Osisko and Barkerville will be able to satisfy the conditions in the arrangement agreement, that any materially adverse facts or circumstances will not be identified, that the required approvals will be obtained from the shareholders of Barkerville, that all required third party, and that regulatory, court and government approvals will be obtained. Osisko and Barkerville caution that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Osisko's and Barkerville's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to: fluctuations in the prices of the commodities that drive royalties held by Osisko or the business conducted by Barkerville; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; risks related to the operators of the properties in which Osisko holds an interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko and Barkerville hold a direct or indirect interest; rate and timing of production differences from resource estimates or production forecasts by Barkerville or be the operators of properties in which Osisko holds a royalty or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties of Barkerville or in which Osisko holds a royalty or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; regulatory changes by national and local government, including corporate law, permitting and licensing regimes and taxation policies; regulations and political or economic developments in Canada where Barkerville operates, or in any of the countries where properties in which Osisko holds a royalty or other interest are located or through which they are held; continued availability of capital and financing and general economic, market or business conditions; business opportunities that become available to, or are pursued by Osisko and Barkerville; the possibility to acquire royalties, to fund exploration and development activities, and to fund precious metal streams; other uninsured risks. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties of Barkerville and those in which Osisko holds a royalty or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset of each company; no adverse development in respect of any significant property of Barkerville or in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. In addition, the factors described, referred to, or incorporated by reference in the section entitled "Risk Factors" in the most recent Management Discussion and Analysis of each of Barkerville and Osisko and the in the section entitled “Risk Factors” in the Barkerville Circular, once filed, should be reviewed in conjunction with the information found in this press release, all of which is, or will be, available on SEDAR at www.sedar.com. Although Osisko and Barkerville have attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the proposed business combination could be modified, restricted or not completed, and the results or events predicted in these forward-looking statements may differ materially from actual results or events. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Osisko and Barkerville disclaim any intention or obligation to update or revise such information, except as required by applicable law and neither Osisko nor Barkerville assume any liability for disclosure relating to the other company herein.